1ST CONSTITUTION BANCORP

2650 Route 130, P.O. Box 634

Cranbury, New Jersey 18512

December 16, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: David Lin

Re:	1st Constitution Bancorp Registration Statement on Form S-4/A Filed December 12, 2013 File No. 333-191841

Dear Mr. Lin:

I am the President and Chief Executive Officer of 1st Constitution Bancorp (the “Company”) and am authorized to request the acceleration of the effective date of the Company’s Registration Statement on Form S-4/A (Registration Number 333-191841) filed on December 12, 2013.

Pursuant to Rule 461 under the Securities Act of 1933, as amended, I hereby request that you accelerate the effective date of the Registration Statement so that the Registration Statement may be declared effective on December 18, 2013 at 10:00 a.m. Eastern Time or as soon as possible thereafter.

On behalf of the Company, I hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact our outside counsel, Frank E. Lawatsch Jr. at Day Pitney LLP, at (212) 297-5800, to confirm effectiveness or if you have any questions about this request.

Very truly yours,

/s/ Robert F. Mangano
Robert F. Mangano
President and Chief Executive Officer